Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

06019385

December 7, 2006

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

SUPPL

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Donna Balon /mb

Donna Balon
Vice President

PROCESSED
DEC 2 2 2006
THOMSON
FINANCIAL

cc: Barry Wakefield (w/Encl.)

v\mb\ltr\Sec12s.doc

This notification relates to transactions notified in accordance with DR 3.1.4R(1)(a)

On 6 December 2006 the following share transaction was completed by a PERSON DISCHARGING MANAGERIAL RESPONSIBILITY. Man Group plc was informed of the transaction on that date.

John Morrison:

Man Group plc shares acquired: 86,939 ordinary shares of US cents 3 each at a price of 486.344 pence per share.

Following the above transaction John Morrison is deemed to be interested in a total of 917,506 Man Group plc ordinary shares, representing approximately 0.0486% of the Company's issued share capital.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Man Group plc

2. Name of shareholder having a major interest

FMR Corp Group of Companies
Fidelity International Ltd Group of Companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Hong Kong	38,400
Bank of New York Europe Ldn	3,854,200
Brown Brothers Harriman and Co	4,532,200
Bank of New York Brussels	958,476
BNP Paribas, Paris (C)	539,822
Brown Bros Harrimn Ltd Lux	28,226,006
JP Morgan, Bournemouth	18,255,375
Northern Trust London	3,831,078
State Str Bk and Tr Co Lndn (S)	516,546
JP Morgan Chase Bank	9,571,682
State Street Bank and Tr Co	2,603,736
Bank of New York	508,300
Mellon Bank N.A.	129,000
HSBC Bank plc	1,915,700
Northern Trust Co	423,300
Chase Manhattan Bk AG Frnkfrt (S)	167,328
Dexia Privatbank	19,800
Mellon Bank	514,376
Bermuda Trust Far East HK	41,000

5. Number of shares / amount of stock acquired

Unknown

6. Percentage of issued class

Unknown

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 3 US cents each

10. Date of transaction

Unknown

11. Date company informed

6 December 2006

12. Total holding following this notification

76,646,325

13. Total percentage holding of issued class following this notification

4.05%

14. Any additional information

The notifiable interests also comprise the notifiable interest of Mr Edward C. Johnson 3rd, a principal shareholder of FMR Corp and Fidelity International Limited.

The notifiable interests include interests held on behalf of authorised Unit Trust Schemes in the UK notwithstanding the exemption from reporting pursuant to S.209 (1) (h) of the Companies Act 1985.

15. Name of contact and telephone number for queries

Mr Barry Wakefield
020 7144 1735

16. Name and signature of authorised company official responsible for making this notification

Mr Peter Clarke, Company Secretary

Date of notification

6 December 2006

7 December 2006

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 6 December 2006 it purchased for cancellation 1,000,000 of its ordinary shares at a price of 488.30 pence per ordinary share.

Since the start of the financial year on 1 April 2006, Man has repurchased 39,747,507 ordinary shares at a total cost of £174.0 million, giving an average repurchase cost of 437.90 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Man Group plc

2. Name of shareholder having a major interest

FMR Corp Group of Companies
Fidelity International Ltd Group of Companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Hong Kong	38,400
Bank of New York Europe Ldn	3,854,200
Brown Brothers Harriman and Co	4,532,200
Bank of New York Brussels	958,476
BNP Paribas, Paris (C)	539,822
Brown Bros Harrimn Ltd Lux	26,830,551
JP Morgan, Bournemouth	18,265,375
Northern Trust London	3,823,378
State Str Bk and Tr Co Lndn (S)	516,546
JP Morgan Chase Bank	9,571,682
State Street Bank and Tr Co	2,615,806
Bank of New York	508,300
Mellon Bank N.A.	129,000
HSBC Bank plc	1,915,700
Northern Trust Co	423,300
Chase Manhattan Bk AG Frnkfrt (S)	167,328
Dexia Privatbank	19,800
Mellon Bank	514,376
Bermuda Trust Far East HK	41,000

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A